SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October 2011

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

THIRD QUARTER 2011 RESULTS
Oct. 24th . 2011

Our Evolution Capacity has Built us Stronger

DESARROLLADORA HOMEX S.A.B. DE C.V.

THIRD QUARTER 2011 RESULTS	INVESTORS CONTACT investor.relations@homex.com.mx Vania Fueyo INVESTOR RELATIONS OFFICER + 5266.7758.5838

Homex Reports Q3 Revenues Advance 10.3 percent; Operating Efficiencies Reflect an EBITDA margin of 22.3 percent; Nine-months Accumulated Revenue Growth of 12.5 percent in Line with Annual Guidance

Culiacan Mexico, October 24, 2011—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced its financial results for the Third Quarter ended on September 30th, 2011[1].

Financial Highlights

• Total revenue increased 10.3 percent in the third quarter of 2011 to Ps.5.7 billion (US$423 million) from Ps.5.2 billion (US$384 million) for the same period in 2010.

On an accumulated basis for the nine months ended September 30, 2011, total revenue increased 12.5 percent to Ps.15.3 billion (US$1.1 billion) from Ps.13.6 billion (US$1.0 billion) during the same period in 2010.

• In the third quarter of 2011, Homex titled 13,271 homes, an increase of 3.6 percent compared to the third quarter of 2010. During the period, the Company continued with its strategy of focusing on the Affordable Entry-Level (AEL) segment of the housing market, its core business, with a product offering affordable for families who earn between two and eleven times the minimum wage. During the third quarter of 2011, the Affordable Entry-Level Segment represented 95 percent of total Homex volume.

Commenting on third quarter results, Gerardo de Nicolas, Chief Executive Officer of Homex, noted:

“We are generally pleased with our quarterly results, as they reflect the effects of our cost containment program, continued gains in operating efficiencies and, importantly, the positive performance and contribution from each of our Mexico, Government and International divisions. Overall, these three divisions delivered 10.3 percent revenue growth, which is good, but still lower than our expectations for the quarter. This was mainly driven by continued, slower collections in both Mexico and Brazil. In Mexico, our operations were impacted particularly by delays with the “2X1 Subsidy Program,” while in Brazil, we have continued to experience the administrative growing pains that the CAIXA is facing, as it expands its capacity under the government’s subsidized housing program.

[1] Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). Unless otherwise stated, figures are presented without recognizing the effects of inflation, per the application of MFRS B-10 “Effects of inflation. ” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader, using an exchange rate of Ps. 13.4567 per US$1.00. Third quarter 2011 and 2010 financial information is unaudited and subject to adjustments.
Comparisons expressed in basis points are provided for the convenience of the reader. Basis points figures may not match, due to rounding.

THIRD QUARTER 2011 RESULTS

Financial Highlights

• Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the quarter was Ps.1,270.4 million (US$94.4 million), an 11.3 percent increase from Ps.1,140.9 million (US$84.8 million) reported in the third quarter of 2010. Adjusted EBITDA margin was 22.3 percent, slightly above of the Company’s yearly guidance of 21 to 22 percent and an increase of 21 basis points from 22.1 percent for the second quarter of 2010. This margin improvement was mainly due to lower SG&A expenses.

• Net income for the third quarter of 2011 was Ps.446.6 million or a 7.8 percent margin compared to Ps.514.6 million a margin of 10.0 percent reported in the same period of 2010. Net income margin (adjusted by FX effects) was 9.2 percent, an improvement of 41 basis points when compared to 8.8 percent (adjusted by FX effects) for 3Q10.

“More positively, our results do show improved profitability resulting from our ongoing administrative restructuring effort, reflected in our EBITDA margin of 22.3 percent, which is slightly above our yearly guidance of 21 to 22 percent.

“In line with the transitional trends of the Mexican housing industry, supported and promoted by the main mortgage institutions in the country (INFONAVIT and FOVISSSTE) and by the federal Housing Commission (CONAVI), we have continued to increase our participation in vertical housing construction, which today represents 38 percent of our total units under construction. Thus, we are strategically positioned to continue to benefit from the various incentive programs the Federal Government has underway to benefit homebuilders who are committed to building better planned communities.

“Finally, our results were over-shadowed by non-cash effects of the depreciation of the Mexican peso against the U.S. dollar, which had a dramatic effect on our Statement of Changes in our Financial Position, which pursuant to Mexican Financial Reporting Standards, has been historically presented as free cash flow. (see attached schedule, page 21)

“As we move into the final quarter of the year, we continue to feel confident about our performance; nonetheless, we believe it is prudent to adjust our revenue guidance for the year downward slightly to 12 to 14 percent, anticipating that it could take additional time to solve our experienced collection delays to our satisfaction. ”

THIRD QUARTER 2011 RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS					NINE MONTHS
Thousands of pesos	3Q'11 Thousands U.S Dollars (Convenience Translation)	3Q'11 Thousands of pesos	3Q'10	% Chg.	2011	2010	% Chg.
Volume (Homes)	13,271	13,271	12,808	3.6%	35,808	34,897	2.6%
Revenues	$423,514	$5,699,098	$5,168,023	10.3%	$15,287,133	$13,587,630	12.5%
Cost	$320,171	$4,308,449	$3,461,885	24.5%	$11,029,294	$9,610,628	14.8%
Capitalization of CFC	$35,076	$472,010	$39,561	1093.1%	$857,811	$532,935	61.0%
Gross profit	$103,342	$1,390,649	$1,706,138	-18.5%	$4,257,839	$3,977,002	7.1%
Gross profit adjusted by capitalization of CFC	$138,419	$1,862,659	$1,745,699	6.7%	$5,115,650	$4,509,937	13.4%
Operating income	$51,806	$697,137	$938,460	-25.7%	$2,182,656	$2,037,772	7.1%
Operating income adjusted by capitalization of CFC	$86,882	$1,169,147	$978,021	19.5%	$3,040,467	$2,570,707	18.3%
Interest expense, net (a)	$26,465	$356,136	$196,353	81.4%	$926,512	$734,557	26.1%
Net income	$33,190	$446,630	$514,563	-13.2%	$1,190,491	$1,168,240	1.9%
Adjusted EBITDA (b)	$94,408	$1,270,420	$1,140,953	11.3%	$3,338,458	$3,004,442	11.1%
Gross margin	24.4%	24.4%	33.0%		27.9%	29.3%
Gross margin adjusted by capitalization of CFC	32.7%	32.7%	33.8%		33.5%	33.2%
Operating margin	12.2%	12.2%	18.2%		14.3%	15.0%
Operating margin adjusted by capitalization of CFC	20.5%	20.5%	18.9%		19.9%	18.9%
Adjusted EBITDA margin	22.3%	22.3%	22.1%		21.8%	22.1%
Earnings per share in Ps.		1.33	1.43		3.56	3.49
Earnings per ADR presented in US$	0.72		0.64		1.59	1.56
Weighted avge. shares outstanding (MM)	334.7	334.7	335		334.7	334.9
Accounts receivable days					32	21
Inventory days					742	714
Accounts Payable days					111	101
WCC days					663	633

(a)US$ values calculated using an exchange rate of Ps.13.4567 per US$1.00 as of September 30, 2011. Net interest expense includes capitalized interest in cost of goods sold during the period.
(b) Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information is net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss), including CFC, capitalized to land balances, that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for a reconciliation of net income to Adjusted EBITDA for the third quarter of 2011 and 2010.
(c)Common share/ADR ratio: 6:1

THIRD QUARTER 2011 RESULTS

Operating Results

Homex had operations in 34 cities and 21 states across Mexico and in three cities and two states in Brazil as of September 30, 2011.

Titled volume. During the third quarter of 2011, titled home volume totaled 13,271 homes, an increase of 3.6 percent when compared to the third quarter of 2010, mainly driven by homes sold in the Affordable Entry-Level sector in Mexico, which represented 93.1 percent of total volume. Middle-income volume in the third quarter of 2011 increased 9.4 percent to 660 homes from 603 homes during the third quarter of 2011. Middle-income volume represented 5.0 percent of total sales volume during the third quarter of 2011, an increase of 26 basis points when compared to the 4.7 percent that middle-income volume represented during the third quarter of 2010.

During the third quarter of 2011, the Company’s Affordable Entry-Level homes titled in Brazil grew 21.2 percent to 257 or 1.9 percent of total sales volume compared to 212 or 1.7 percent of total sales volume for the same period in the previous year.

VOLUME
	3Q'11	% of Total	3Q'10	% of Total	Change 3Q11 / 3Q10	2011	% of Total	2010	% of Total	Change 11/10
Mexico
Affordable-Entry (from 2 to 11 times MW*)	12,354	93.1%	11,993	93.6%	3.0%	33,308	93.0%	32,892	94.3%	1.3%
Middle income (above 11 times MW*)	660	5.0%	603	4.7%	9.4%	1,733	4.8%	1,719	4.9%	0.8%
Total Mexico	13,014	98.1%	12,596	98.3%	3.3%	35,041	97.9%	34,611	99.2%	1.2%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	257	1.9%	212	1.7%	21.2%	767	2.1%	286	0.8%	168.2%
Total volume	13,271	100.0%	12,808	100.0%	3.6%	35,808	100.0%	34,897	100.0%	2.6%

*MW: Annual Minimum Wage

THIRD QUARTER 2011 RESULTS

The average price for all titled homes during the third quarter of 2011 was Ps.397 thousand, an increase of 2.0 percent when compared to the third quarter of 2010. The average price increase was mainly driven by a 1.9 percent increase in the average price of the Company’s operations in Mexico in the Affordable -Entry Level segment which increased to Ps.369 thousand for the third quarter of 2011 from Ps.362 thousand for the third quarter of 2010. The Company’s average price reflects the Company’s strategy to actively respond to demand trends, mortgage availability, and market opportunities. At the same time, the average price for homes within the middle-income segment slightly increased 0.6 percent from Ps.851 thousand during the third quarter of 2010 to Ps.856 thousand as of the third quarter of 2011, mainly as a result of the Company’s strategy to concentrate its product offering at a price point suitable for co-financing programs with INFONAVIT and FOVISSSTE. The average price for the homes titled in Brazil was Ps.553 thousand, a 5.3 percent decrease when compared to Ps.584 thousand during the third quarter of 2010. The decline reflects the Company’s focus on a lower end housing segment in that country.

AVERAGE PRICE
Thousands	3Q'10	Change 3Q11 / 3Q10	Low	High
Mexico
Affordable-Entry (from 2 to 11 times MW*)	$362	1.9%	Ps.$204	Ps.$600
Middle income (above 11 times MW*)	$851	0.6%	Ps.$601	Ps.$1,500
Average price for all homes in Mexico	$386	2.1%
Brazil
Affordable-Entry Brazil (from 3 to 6 times MW*)	$584	-5.3%	R$60	R$130
Average price for all homes	$389	2.0%

*Annual Minimum Wage
The Company categorized its titled homes during the quarter according to the price ranges presented above

THIRD QUARTER 2011 RESULTS

Mortgage financing* . For the third quarter of 2011, 53.9 percent of the Company’s titled homes were financed through INFONAVIT, while financing from FOVISSSTE represented 16.2 percent of total titled units. The remainder of Homex’ customers in Mexico were mainly financed by commercial banks and other state housing funds. The Company’s titled units in Brazil were financed through the Caixa Economica Federal (CAIXA), representing 1.9 percent of Homex’ total homes titled during the quarter.

*Sources of mortgage financing according to homes titled during the period.

THIRD QUARTER 2011 RESULTS

Geographic expansion. During the third quarter of 2011 in Mexico, Homex maintained its strategy of consolidating its presence in the regions where the Company has existing operations, capitalizing on lower competition from small and medium sized homebuilders who have continued to experience financing constraints, in addition to the natural barriers that have been created by the new stage of the Mexican Housing Industry, where the focus of creating better planned communities by increasing the density of projects through vertical prototypes today requires a higher level of specialization and technology.

THIRD QUARTER 2011 RESULTS

Financial Results

Revenues increased 10.3 percent in the third quarter of 2011 to Ps.5,699 million from Ps.5,168 million in the same period of 2010, while total housing revenues in the third quarter of 2011 increased by 5.7 percent. Housing revenues from Mexico increased by 5.5 percent, mainly driven by a 10.0 percent increase in the middle-income segment compared to the same period of last year as a result of a 9.4 percent increase in titled volume within the segment. The Affordable Entry-Level revenues grew to Ps.4,562 million from Ps.4,347 million, with softer growth in the segment driven by a collection delay on homes sold under the “2x1 subsidy program,” where local governments co-participate with CONAVI. Importantly, and reflecting the Company’s continued improvement in its first international endeavor, revenues from Brazil increased 14.8 percent to Ps.142.1 million from Ps.123.7 million during the year ago period, mainly driven by 21.2 percent volume growth.

Other revenues increased to Ps.429 million in the third quarter of 2011 from Ps.184 million in the third quarter of 2010, mainly driven by revenue recognition of Ps. 253 million from building services contracts with Mexico’s federal government during the third quarter of 2011. During 3Q11, the balance of other revenues were mainly attributable to the sale of land for commercial purposes at the Company’s housing projects in Mexico which positively contributes for an added value to the Company’s projects, and to a lesser degree, to the sale of pre-fabricated construction materials, such as block and concrete.

REVENUE BREAKDOWN
Thousands of pesos	3Q'11	% of Total	3Q'10	% of Total	Change 3Q11 /	2011	% of Total	2010	% of Total	Change 11/10
Mexico Housing Revenues
Affordable-Entry (from 2 to 11 times MW*)	4,562,570	80.1%	4,346,696	84.1%	5.0%	12,317,449	80.6%	11,390,697	83.8%	8.1%
Middle income (above 11 times MW*)	564,930	9.9%	513,446	9.9%	10.0%	1,530,027	10.0%	1,589,515	11.7%	-3.7%
Total Mexico Housing Revenues	5,127,500	90.0%	4,860,142	94.0%	5.5%	13,847,476	90.6%	12,980,212	95.5%	6.7%
Brazil							0.0%		0.0%
Affordable-Entry (from 3 to 6 times MW*)	142,122	2.5%	123,766	2.4%	14.8%	400,954	2.6%	172,376	1.3%	132.6%
Other Revenues	429,477	7.5%	184,115	3.6%	133.3%	1,038,703	6.8%	435,042	3.2%	138.8%
Total Revenues	5,699,098	100.0%	5,168,023	100.0%	10.3%	15,287,133	100.0%	13,587,630	100.0%	12.5%

*MW: Annual Minimum Wage

THIRD QUARTER 2011 RESULTS

Gross profit margin decreased 861 basis points to 24.4 percent in the third quarter of 2011 from 33.0 percent in the same quarter of last year principally due to the capitalization of Comprehensive Financing Cost (CFC) as the Company recorded a higher non-cash foreign exchange loss. Pursuant to MFRS D-6, since 2007 the Company has been required to capitalize a portion of its CFC, which includes interest expense, exchange gains and losses, and monetary position gains and losses, and to apply capitalized CFC to the cost of sales as the related inventory is titled in future periods.

During the third quarter of 2011, the Company registered a non-cash foreign exchange loss, of Ps.231.4 million, caused by the 14.3 percent quarter -over-quarter depreciation of the Mexican peso against the U.S. dollar, compared to a non-cash foreign exchange gain of Ps.34.7 million recorded during the same period last year. At the same time, capitalized interest expense was Ps.237.8 million during the third quarter of 2011 compared to Ps.73.9 million in the third quarter of 2010. The higher capitalized interest applied to cost of sales during 3Q11 is driven by a low comparison base during the third quarter of 2010 as during 2010, the majority of the capitalized interest of the year was recognized during the first quarter of the year.

On a pro-forma basis (without considering the application of MFRS D-6 in 2010 and 2011), Homex’ gross margin for the quarter would have been 32.7 percent as compared to 33.8 percent during the same period last year. This results primarily from a higher contribution from the “other revenues” line in Mexico, related to the sale of land for commercial purposes at the Company’s housing projects and the sale of pre-fabricated construction materials, such as block and concrete, which revenues carry a lower margin.

	CAPITALIZATION OF COMPREHENSIVE FINANCING COST

Thousand of Pesos
INVENTORY	September 30, 2011	September 30, 2010
Exchange Loss	$351,075	-$10,093
Interest Expense	$1,307,286	$927,419
Inflation accounting accumulated effect	$12,942	-$9,972
Total	$1,671,303	$907,355
COST OF SALES	3Q11	3Q10
Exchange Loss	$231,445	-$34,712
Interest Expense	$237,820	$73,956
Inflation accounting accumulated effect	$2,745	$316
Total	$472,010	$39,561

THIRD QUARTER 2011 RESULTS

Selling, General and Administrative Expenses (SG&A) as a percentage of total revenues for the third quarter of 2011 decreased 269 basis points to 12.2 percent from 14.9 percent for the third quarter of 2010. In addition on a quarterly basis and for the third consecutive quarter, SG&A as percentage of total revenues decreased 179 basis points from 14.0 percent as of 2Q11 as a result of the continued efficiencies generated from the ongoing corporate and branches re-structure of administrative personnel in both Mexico and Brazil.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
(Thousands of pesos)	3Q11	% of Total revenues	3Q10	% of Total revenues	Change 3Q11 /3Q10
Selling general and administrative expenses	$693,512	12.2%	$767,678	14.9%	-9.7%
Beta Trademark Amortization	$0		$0	0.0%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$693,512	12.2%	$767,678	14.9%	-9.7%

Operating income . During the third quarter of 2011, operating income decreased 25.7 percent to Ps.697.1 million from Ps.938.5 million during the same period of 2010, mainly due to the capitalization of CFC as explained in the Gross Profit discussion, above. On a pro-forma basis (without considering the application of MFRS D-6 in 2010 and 2011), Homex’ operating margin for the third quarter of 2011 was 20.5 percent compared to 18.9 percent during the same period of last year. This improvement is mainly driven by lower SG&A expense, explained above.

THIRD QUARTER 2011 RESULTS

Net comprehensive financing cost (CFC) during the third quarter of 2011 was Ps.6.9 million compared to Ps.110.8 million registered during the third quarter of 2010. The lower cost of financing during the third quarter of 2011 reflects lower interest expense in the period as well as the recognition of a foreign exchange gain of Ps.111.4 million during the third quarter of 2011 versus a foreign exchange gain of Ps.11.6 million during the same period of last year. As a percentage of revenues, net comprehensive financing cost was 0.1 percent in the third quarter of 2011 versus 2.1 percent in the third quarter of 2010. The main drivers of this were the following:

a)	Net interest expense decreased to Ps.118.3 million during the third quarter of 2011 from Ps.122.4 million for the same period in the prior year.

b)	Foreign exchange gain in the third quarter of 2011 was Ps.111.4 million compared to a gain of Ps.11.6 million in 2010.

THIRD QUARTER 2011 RESULTS

Foreign exchange exposure and currency derivatives. As of September 30, 2011, Homex’ U.S. Dollar denominated debt mainly relates to the issuance of two bonds, a US$250 million bond issued in 2005 and a US$250 million bond issued in 2009, each with a single principal payment due at maturity in 2015 and 2019, respectively. Regarding its 2015 US$250 million bond, the Company has an interest -only swap that aims to effectively minimize the exchange risk in the dollar denominated interest payments for the 2011-2013 period. Regarding its 2019 US$250 million bond, Homex has entered into a principal -only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into an interest -only swap for the next three years at an effective exchange rate of 11.67 pesos per dollar, considering TIIE (Mexico’s reference rate) at 4.95 percent. During the third quarter of 2011, mark-to-market value of the Company’s Principal 2015 bond was negative for approximately Ps.231 million as recognized in the results of operations; the principal -only swap instrument in connection with the US$250 million 2019 bond had a positive mark-to-market value of approximately Ps.94 million, as recognized on the balance sheet at September 30, 2011.

Net income for the third quarter of 2011 was Ps.446.6 million or a 7.8 percent margin compared to Ps.514.6 million and a margin of 10.0 percent reported in the same period of 2010.

The lower result during the third quarter of 2011 is driven by the non-cash foreign exchange (FX) effects. For the third quarter net income margin, adjusted by FX effects, was 9.2 percent, an improvement of 41 basis points when compared to 8.8 percent, adjusted by FX effects, as of 3Q10.

Both periods were affected by a higher tax rate in relation to the tax provision for the recovery of VAT taxes. Please refer to Note 24(f) of the Company’s 2010 Audited Financial Statements filed with the Mexican Securities Commission (CNBV) .

Earnings per share for the third quarter of 2011 decreased to Ps.1.33, as compared to Ps.1.43 reported in the third quarter of 2010. Adjusted by FX effect, earnings per share as of 3Q11 was Ps.1.56 a 15.4 percent increase when compared to Ps.1.35 as of 3Q10. For the nine months ended September 30, 2011 earnings per share increased 1.9 percent to Ps.3.56 from Ps.3.49 as of September 30, 2010.

THIRD QUARTER 2011 RESULTS

Adjusted EBITDA during the third quarter of 2011 increased 11.3 percent to Ps.1,270.4 million from Ps.1,140.9 million reported in the same period of the last year. As a percentage of sales, adjusted EBITDA was 22.3 percent, an increase of 21 basis points when compared to 22.1 percent in the same period last year and slightly above the Company’s yearly guidance of 21 to 22 percent.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	3Q'11	3Q'10
Net Income	$445,051	$479,695
Depreciation	$88,487	$89,773
Capitalization of CFC	$472,010	$39,561
Beta Trademark amortization	$0	$0
Net comprehensive financing cost	$6,900	$110,835
Income tax	$256,392	$386,222
Minority interest	$1,579	$34,868
Adjusted EBITDA	$1,270,420	$1,140,953

THIRD QUARTER 2011 RESULTS

Land reserve. As of September 30, 2011, Homex’ land reserve was 78.9 million square meters, which includes both titled land and land in the process of being titled (excluding optioned land). As a result of Homex’ rapid migration to higher density projects, with vertical construction as of September 30, 2011 representing approximately 38 percent of total homes under construction, a new density standard will now be considered in order to appropriately estimate the equivalence of the Company’s land reserve into units for the Affordable Entry-Level in Mexico. Currently, the estimated density for 38 percent of Homex’ Affordable - Entry projects has increased to 70 homes, from 50 homes per hectare. Thus, the Company considers its land reserve to be the equivalent of 435,837 homes, of which 402,482 are reserved for homes in a price range between Ps.204 to Ps.600 thousand, including land reserved for Homex’ Brazilian operations, and 33,355 for homes at a price point above Ps.601 thousand, as well as land reserved for the Company’s tourism division. Homex’ land inventory value as of September 30, 2011, was Ps.11.8 billion (US$880.3 million) . The Company now estimates that its current land bank, considering this new density standard, covers 6 years of future operations.

During the third quarter of 2011, Homex acquired additional land in Mexico for approximately Ps.600 million in line with the Company’s conservative land bank replacement policy and in line with its annual budget of Ps.1.0 billion.

Liquidity. During the third quarter of 2011, Homex’ debt position, on a quarterly basis, increased by 9.1 percent or Ps.1, 200.2 million to Ps.14,337.5 million from Ps.13,137.3 million as of June 30, 2011. Of this increase, Ps.1.0 billion is related to the depreciation of the Mexican Peso against the US dollar, and thus does not represent additional debt. As of September 30, 2011, Homex’ weighted average debt maturity was 3.6 years, with 47 percent of the Company’s debt maturing between 2015 and 2019. The Company had net debt of Ps.11, 022.7 million as of September 30, 2011, including the effects of the depreciation of the Mexican peso relative to the U.S. dollar.

[1] Net Interest Expense calculated as of last twelve months accrued interest.

THIRD QUARTER 2011 RESULTS

As of September 30, 2011, the Company had the following liquidity ratios:

	3Q11 Pro-forma
	3Q11	for FX [1]	2Q11
Net Debt (Ps. Million)	11,023	9,930	9,337
Net debt-to-adjusted EBITDA ratio	2.5	2.2	2.2
Debt to- total- capitalization ratio	51.2%	49.3%	50.0%
Adjusted EBITDA-to-Net Interest Expens	3.0	3.0	3.1
Total Debt to EBITDA	3.23	2.98	3.05

1 During the quarter the Company registered Ps.1,092 million of additional debt due to a foreign exchange increase on the US dollar denominated debt based on the exchange rate of the Mexican Peso to US dollars of the period.

During the quarter, the Company was in full compliance with its debt covenants.

THIRD QUARTER 2011 RESULTS

Working Capital Cycle

As a result of the 14.3 percent depreciation of the Mexican Peso against the US dollar, the Company registered a higher capitalization of Comprehensive Financing Cost (CFC) for the Third Quarter of 2011, mainly driven by a non-cash effect of the FX loss, which virtually increased the inventory. For your convenience we have adjusted the inventory by this effect.

Thousands of pesos	March 30, 2011	June 30, 2011	September 30, 2011	September 30 2010
Total Inventory	$ 28,977,914	$ 29,422,573	$ 31,208,074	$ 26,455,734
Capitalization of CFC	$ 961,537	$ 1,096,937	$ 1,671,303	$ 907,354
Total Inventory adjusted by capitalization of CFC	$ 28,016,377	$ 28,325,636	$ 29,536,771	$ 25,548,380

WORKING CAPITAL CYCLE (Days)	March 30, 2011	June 30, 2011	September 30, 2011	September 30, 2010
Inventory	732	741	742	714
Accounts Receivable	32	32	32	21
Accounts Payable	108	113	111	101
Total WCC	656	660	663	633

1 Under MFRS, Inventory is not adjusted by the capitalization of Comprehensive Financing Cost comprised of interest expense, foreign exchange gain or loss, valuation effects and monetary position gain or loss Includes land inventory, construction - in- process and construction materials. Figures are unaudited

THIRD QUARTER 2011 RESULTS

Working Capital Cycle (WCC) was 663 days compared to 633 days during 3Q10, an increase of 30 days in inventory. On a sequential basis, WCC increased 3 days from 660 days as of June 30, 2011.

•  Year-over-year total inventory increased 28 days to 742 days from 714 days as of September 30, 2010. On an annual basis, inventory balance (adjusted by the capitalization of CFC) increased by Ps.3.9 billion derived from the migration into vertical construction, where the initial invested capital is higher compared to horizontal construction, in addition to a longer construction cycle that vertical construction requires. As a percentage of total construction, vertical construction has increased to 38 percent as of September 30, 2011 compared to less than 5 percent as of September 30, 2010. In addition, the inventory balance increased due to infrastructure investments in our housing projects in Mexico made in advance to complete the building and infrastructure process simultaneously, as well as from construction investments in relation to the Company’s building contracts with the Mexican government.

•  Inventory days on a quarterly basis remained stable at 742 days as of September 30, 2011 compared to 741 days as of June 30, 2011.

•  Accounts Receivable (AR) increased 11 days from 21 days as of 3Q10 to 32 days as of 3Q11 as result of a receivables balance increase from the government division due to the nature of contracts for which revenues are booked under the percentage of completion account methodology. On a quarterly basis, AR were stable at 32 days.

•  Accounts Payable (AP) days increased to 111 days when compared to 101 days as of 3Q10. The AP increase when compared to 3Q10 derives from an increase in days of credit with land suppliers from 24 days as of 3Q10 to 32 days as of 3Q11 as a result of the acquisition of land during the recent period, in line with the Company’s land acquisition budget for 2011.

•  Quarter -over-quarter AP decreased 2 days mainly driven by lower days of credit with material suppliers.

During 3Q11, and as a result of the 14.3 percent depreciation of the Mexican Peso against the US dollar, the Company’s Changes in Financial Position (which according to Mexican Financial Reporting Standards has been presented as Free Cash Flow), reflect the booking of non-cash items due to the mark-to-market of the Company’s Principal -Only Swap coverage instrument, as well as from the capitalization of the FX loss registered in the inventory as previously disclosed above.

THIRD QUARTER 2011 RESULTS

For the Third Quarter of 2011 the Company had a total non-cash impact of Ps.1.2 billion out of Ps.1.5 billion negative result of the Company’s Changes in Financial Position as of September 30, 2011.

During the quarter, and in line with our 2011 land acquisition budget, we acquired approximately Ps.600 million of land, which had a net effect of Ps.-130 million. Excluding the FX effects and the acquisition of land, the Company’s Changes in Financial Position results in a negative flow as of September 30, 2011 of Ps.225 million, whit Homex Mexico’s division generating a neutral cash flow.

2011 Guidance: Despite the fact that the Company acknowledges the progress it has made in terms of cost containment and operating efficiency, as well as the experience that Homex has gained in its Brazilian venture, throughout the quarter Homex’ growth has been lower than expected from both its Mexican and Brazilian operations, specifically related to the continued (sometimes unexpected) delays that the Company has faced in the collection process regarding subsidized programs in both countries.

Under these circumstances, the Company believes it is only prudent to adjust 2011 revenue guidance downward slightly to 12 to 14 percent. EBITDA margin guidance remains the same, at 21 to 22 percent for the year.

2011 COMPANY GUIDANCE	Original	Adjusted
Revenue growth	13.0% to 16.0%	12.0% to 14.0%
Adjusted EBITDA margin (%)	21.0% to 22.0%	21.0% to 22.0%

THIRD QUARTER 2011 RESULTS

Recent Business Developments

Homex awarded with a Long-Term Service Contract to build and operate two Federal Penitentiaries.

On December 27th, 2010, The Mexican Public Security Secretary awarded Homex a long-term service contract to build and operate, over a 20-year term, two federal penitentiaries: one for Ps. 5.2billion and the other for Ps.5.4 billion. The signed construction service contracts call for construction to be completed by August 2012.

As part of the signed Service Contracts, after the completion of the construction, Homex through its recently created Government Division, is contracted for a 20-year period to provide ongoing services, such as laundry, food, gardening, etc. which will begin upon delivery of the facilities. For these services, Homex will receive an annual fee of approximately Ps.2,150 million for the operation of the two contracts. Payments will be received on a monthly basis, for the ensuing 20-year period.

To finance the construction of the two federal penitentiaries, Homex intends to obtain financing from a reputable financial institution in Mexico. The total credit in relation to the construction of both penitentiaries is expected to amount approximately Ps.7.7 billion. The resources of both credits will be disbursed to the Company as the construction advances.

As Homex will receive a direct payment in relation to the operation of the federal penitentiaries, the financing of the projects will be considered in the Company’s Financial Statements as project financing (with an own source of payment) and therefore the related debt would be booked as a liability for long-term project financing, separate from Homex’ debt related to its Housing business .

THIRD QUARTER 2011 RESULTS

Homex Alignment to Vertical Construction: Homex Community Concept

As a company constantly mindful of change and improvement, committed to the construction of better planned communities in line with Mexico’s Federal Government focus to incentivize and promote the construction of higher density projects, during the year we have continued to expand our Homex Community concept , which we first envisioned in 2008. The Homex Community is the result of our awareness and proactive decision to improve the urban planning of our communities to offer our customers integrated communities that complement the new dynamics of a younger population that often prefers to live closer to the city, yet in an environment where their families can enjoy a living experience that promotes social interaction and is a higher standard of economic development.

The Homex Community is a concept for constructing cities which apply modern urban development models, as well as innovative techniques for social development, primarily focused on improving the quality of life and enhancing home and project appraisal.

Homex communities include commercial areas, special and general services and recreational spaces that facilitate social interaction. In addition, Homex communities integrate the concepts endorsed by the Mexican Housing Commission (CONAVI) and INFONAVIT initiatives to promote the implementation of green attributes in homes, as well as orderly urban planning through increased project density. This is accomplished through the integration of vertical prototypes which are built with the Company’s aluminum mould technology which has been key to obtaining a more efficient working capital structure that has helped us to sustain our growth and at the same time reducing the impact from an increased participation in vertical building prototypes.

As of September 30, 2011, vertical prototypes represented approximately 38 percent of total Homex homes under construction, including Homex operations at Brazil, as the Company is also building vertical prototypes of two to four levels in the country, also using aluminum moulds .

Homex is a proud pioneer and promoter in many Mexican cities in introducing this new concept, which has responded to social needs and also helped drive sales and generate economies of scale.

THIRD QUARTER 2011 RESULTS

In 2012 we expect to continue to be strategically positioned to take advantage of the different incentives that the Federal Mexican Government has put in place to benefit those homebuilders which are committed to sustainability and to the migration to higher density projects through vertical construction. Some of these benefits include access to more and larger subsidies for customers; exclusive budget of subsidies; higher priority to mortgage applications linked to vertical housing and permanent registration with INFONAVIT for mortgage applications connected to vertical housing.

THIRD QUARTER 2011 RESULTS

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico and Brazil. It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country.

Founded in Culiacan, Sinaloa in 1989, Homex continues expanding operations across Mexico and at the same time the Company has replicated its business model at three cities in Brazil. Homex’ dynamic nature has allowed the Company to identify, respond and adapt to market opportunities, supported by a solid operative and administrative team as well as by an effective and efficient use of its IT and construction systems which has been the cornerstone for its growth.

In 2010, Homex consolidated its Mexico ´s operations merging the affordable and middle income segments into the Mexico Division.

In addition, during 2010, the Government Division was launched, focused on building services contracts with the federal and state government. As a result of this re-organization, today Homex is formed by four divisions: Mexico Division, International Division, Government Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex. com.mx. Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www. homex. com.mx/ri/index. htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties. Forward -looking statements involve inherent risks and uncertainties. We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward -looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward -looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three and nine-month periods ended September 30, 2011and 2010, which includes the Consolidated Balance Sheets as of September 30, 2011 and 2010, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the nine-month period ended September 30, 2011 and 2010.

THIRD QUARTER 2011 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF SEPTEMBER 30, 2011 WITH SEPTEMBER 30, 2010
(Miles de pesos)	Sep-11	Sep-10			Change 2011 /2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,314,837	8.4%	3,292,078	9.6%	0.7%
Accounts receivable, net	1,926,529	4.9%	1,118,197	3.3%	72.3%
Inventories	31,208,074	78.8%	26,455,734	77.3%	18.0%
Other current assets	1,190,271	3.0%	1,228,446	3.6%	-3.1%
Total current assets	37,639,712	95.1%	32,094,456	93.8%	17.3%
	-		-
Property and equipment, net	859,495	2.2%	1,120,819	3.3%	-23.3%
Goodwill	731,861	1.8%	731,861	2.1%	0.0%
Other assets	359,984	0.9%	260,785	0.8%	38.0%
TOTAL	39,591,052	100.0%	34,207,920	100.0%	15.7%
	-		-
LIABILITIES AND
STOCKHOLDERS' EQUITY	-		-
CURRENT LIABILITIES	-		-
Notes payable to financial
institutions	3,339,226	8.4%	1,735,310	5.1%	92.4%
Accounts payable	4,670,395	11.8%	3,759,968	11.0%	24.2%
Advances from customers	862,273	2.2%	1,126,350	3.3%	-23.4%
Taxes payable	1,758,494	4.4%	1,289,406	3.8%	36.4%
Total current liabilities	10,630,388	26.9%	7,911,034	23.1%	34.4%
	-	0.0%	-	0.0%
Long-term notes payable to
financial institutions	10,998,281	27.8%	10,641,123	31.1%	3.4%
Swap Payable	-	0.0%	392,185	1.1%	-100.0%
Labor obligations	116,074	0.3%	120,095	0.4%	-3.3%
Deferred income taxes	4,205,121	10.6%	3,845,442	11.2%	9.4%
Total liabilities	25,949,864	65.5%	22,909,878	67.0%	13.3%
	-	0.0%	-	0.0%
STOCKHOLDERS' EQUITY	-	0.0%	-	0.0%
Common stock	528,011	1.3%	528,011	1.5%	0%
Additional paid-in capital	3,188,808	8.1%	3,191,760	9.3%	-0.1%
Retained earnings	9,646,276	24.4%	7,707,813	22.5%	25.1%
Other stockholders' equity
accounts	(113,897)	-0.3%	(496,172)	-1.5%	-77.0%
Excess in restated
	344,915		344,915
stockholders' equity		0.9%		1.0%	0.0%
Cumulative initial effect of
	(157,828)		(157,828)
deferred income taxes		-0.4%		-0.5%	0.0%
Majority stockholders'
equity	13,436,284	33.9%	11,118,499	32.5%	20.8%
Minority interest	204,903	0.5%	179,544	0.5%	14.1%
TOTAL STOCKHOLDERS'
EQUITY	13,641,188	34.5%	11,298,042	33.0%	20.7%
	-	0.0%	-	0.0%
TOTAL LIABILITIES AND	39,591,052	100.0%	34,207,920	100.0%	15.7%

THIRD QUARTER 2011 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF THREE MONTHS 2011 WITH THREE MONTHS 2010
(Figures in thousands of pesos)	3Q11	3Q10			Change 2011/2010
REVENUES
Affordable-entry level revenue	4,562,570	80.1%	4,346,696	84.1%	5.0%
Middle income housing revenue	564,930	9.9%	513,446	9.9%	10.0%
Affordable-entry level revenue Brazil	142,122	2.5%	123,766	2.4%	14.8%
Other revenues	429,477	7.5%	184,115	3.6%	133.3%
TOTAL REVENUES	5,699,098	100.0%	5,168,023	100.0%	10.3%

COSTS	3,836,439	67.3%	3,422,324	66.2%	12.1%
Capitalization of CFC	472,010	8.3%	39,561	0.8%
Interest	237,820	4.2%	73,956	1.4%
FX gain (loss)	234,190	4.1%	(34,712)	-0.7%
TOTAL COST	4,308,449	75.6%	3,461,885	67.0%	24.5%

GROSS PROFIT	1,390,649	24.4%	1,706,138	33.0%	-18.5%

SELLING AND ADMINISTRATIVE EXPENSES
Selling and administrative expenses	693,512	12.2%	767,678	14.9%	-9.7%
Beta trademark amortization	-		-
		12.2%			-9.7%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES				14.9%
	693,512		767,678

OPERATING INCOME	697,137	12.2%	938,460	18.2%	-25.7%
OTHER (EXPENSES) INCOME, NET	12,786	0.2%	73,160	1.4%	-82.5%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	96,864	1.7%	162,625	3.1%	-40.4%
Interest income	21,451	0.4%	(40,228)	-0.8%	-153.3%
Foreign exchange (gain) loss	(111,415)	-2.0%	(11,562)	-0.2%	863.6%
	6,900	0.1%	110,835	2.1%	-93.8%

INCOME BEFORE INCOME TAX	703,022	12.3%	900,785	17.4%	-22.0%
	-		-
INCOME TAX EXPENSE	256,392	4.5%	386,222	7.5%	-33.6%
NET INCOME	446,630	7.8%	514,563	7.5%	-13.2%
MAJORITY INTEREST	445,051	7.8%	479,695	9.3%	-7.2%
MINORITY INTEREST	1,579		34,868	0.7%	-95.5%
NET INCOME	446,630	7.8%	514,563	10.0%	-13.2%
Earnings per share	1.33		1.43		-7.2%

Adjusted EBITDA	1,270,420	22.3%	1,140,953	22.1%	11.3%

THIRD QUARTER 2011 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF NINE MONTHS 2011 WITH NINE MONTHS 2010
(Figures in thousands of pesos)	9 MONTHS 2011		9 MONTHS 2010		Change 2011/2010
REVENUES
Affordable-entry level revenue	12,317,449	80.6%	11,390,697	83.8%	8.1%
Middle income housing revenue	1,530,027	10.0%	1,589,515	11.7%	-3.7%
Affordable-entry level revenue Brazil	400,954	2.6%	172,376	1.3%	132.6%
Other revenues	1,038,703	6.8%	435,042	3.2%	138.8%
TOTAL REVENUES	15,287,133	100.0%	13,587,630	100.0%	12.5%

COSTS	10,171,483	66.5%	9,077,693	66.8%	12.0%
Capitalization of CFC	857,811	5.6%	532,935	3.9%	0.0%
Interest	670,976	4.4%	544,719	4.0%	0.0%
FX gain (loss)	186,835	1.2%	(11,785)	-0.1%	0.0%
TOTAL COST	11,029,294	72.1%	9,610,628	70.7%	14.8%

GROSS PROFIT	4,257,839	27.9%	3,977,002	29.3%	7.1%

SELLING AND ADMINISTRATIVE EXPENSES
Selling and administrative expenses	2,075,183	13.6%	1,893,703	13.9%	9.6%
Beta trademark amortization	-	0.0%	45,527	0.3%	-100.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	2,075,183	13.6%	1,939,230	14.3%	7.0%

OPERATING INCOME	2,182,656	14.3%	2,037,772	15.0%	7.1%
OTHER (EXPENSES) INCOME, NET	28,028	0.2%	114,418	0.8%	-75.5%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	364,798	2.4%	306,457	2.3%	19.0%
Interest income	(109,262)	-0.7%	(116,619)	-0.9%	-6.3%
Foreign exchange (gain) loss	81,245	0.5%	7,250	0.1%	1020.7%
	336,781	12.3%	197,088	1.5%	70.9%

INCOME BEFORE INCOME TAX	1,873,903	0.0%	1,955,103	14.4%	-4.2%

INCOME TAX EXPENSE	683,412	4.5%	786,863	5.8%	-13.1%
NET INCOME	1,190,491	7.8%	1,168,240	5.8%	1.9%
MAJORITY INTEREST	1,175,512	7.7%	1,098,841	8.1%	7.0%
MINORITY INTEREST	14,979	0.1%	69,399	0.5%	-78.4%
NET INCOME	1,190,491	7.8%	1,168,240	8.6%	1.9%
Earnings per share	3.56	0.0%	3.49	0.0%	1.9%

Adjusted EBITDA	3,338,458	21.8%	3,004,442	22.1%	11.1%

THIRD QUARTER 2011 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011 AND 2010
(thousands of pesos)
	2011	2010
Net income	1,175,512	1,098,841
Non-cash items:
Depreciation	269,963	273,791
Minority interest	14,979	69,399
Amortization of Trademark Beta	0	45,527
Deferred income taxes	607,288	786,863
	2,067,742	2,274,420
(Increase) decrease in:
Trade accounts receivable	(442,955)	(1,060,367)
Inventories (w/land)	(3,380,209)	(2,878,083)
Trade accounts payable	440,233	(231,928)
Other A&L, net	(94,670)	357,294
Changes in operating assets and liabilities	(3,477,600)	(3,813,084)

Operating cash flow	(1,409,858)	(1,538,664)

CAPEX	(126,886)	(284,027)

Operating Cash Flow after CAPEX	(1,536,745)	(1,822,691)

Net financing activities	1,416,360	1,863,353

Net (decrease) increase in cash and cash equivalents	(120,385)	40,662

Balance at beginning of period	3,435,222	3,251,416

Balance at end of period	3,314,837	3,292,078

THIRD QUARTER 2011 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 25 , 2011	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer